Exhibit 99.1

Pansoft to Acquire 55% Equity Stake in Shandong HongAo Power Technology Co., Ltd.

JINAN, CHINA--(Marketwire - 04/26/10) - Pansoft Company Limited (NASDAQ:PSOF - News) ("Pansoft" or the "Company"), a leading ERP software service provider for the oil and gas industry in China, today announced that it has signed an agreement to acquire a 55% equity stake in Shandong HongAo Power Technology Co., Ltd ("HongAo Power") for approximately $2.6 million.

HongAo Power is a leading comprehensive technology solution and service provider focused on energy-saving and pollution-reducing solutions for the thermal power generation industry in China. They have developed over seven proprietary solutions, and own five software copyrights and five patents in the areas of coal consumption reduction in combustion, residual heat utilization, smart diagnosis and optimization system for thermal power generating performance, intelligent cooling control in condensator, etc. These technologies have been tested and applied in HongAo's current clients' plants with proven record of effective results and long lasting performance. They have approximately 40 customers in China, most of which are thermal power plants in the Shandong Province, one of the large thermal power generation bases in northern China. HongAo Power's technologies have broad application in thermal power industry and are also expandable to other areas. The thermal power industry represents approximately 83% of overall power generation capacity and is one of the fastest growing segments in the power generation business in China.

Based on HongAo Power's past performance and expected technology applications, its revenue and net profits during Pansoft's fiscal year of 2010 through 2011 are projected to be approximately $7 million and $1.3 million, respectively. The forecast is estimated by HongAo Power's management, and is subject to adjustment pending market conditions. The acquisition will be funded by Pansoft's cash on the balance sheet.

"The strategic move to acquire HongAo Power's technology and service is a part of Pansoft's long term goal to penetrate into energy and power generation market as an integrated solution and service provider and to expand Pansoft's technical capability in production and related technologies so as to become a more comprehensive software service provider," said Hugh Wang, Chairman of Board, "Additionally, the acquisition will expand Pansoft's current ERP solutions' market into the power generation industry. Pansoft will take a 55% equity stake in HongAo Power's equity at this stage and we may increase our ownership in the future depending on their business progress. I believe HongAo Power's technology has broad market potential and strong demand and will accelerate its growth by leveraging Pansoft's brand equity and cash injection." Mr. Wang added: "The acquisition of HongAo is the first step in the implementation of our corporate expansion strategy. We expect to have additional acquisition projects to be announced and completed in 2010."

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning ("ERP") software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, and inventory control and customer relationship management.

About HongAo Power Technology Co., Ltd

HongAo Power is a leading IT based energy-saving and pollution-reducing solution and service provider for power works. They possess over seven mature solutions, including five software copyrights and five patents. They have approximately 40 customers in China, most of which are thermal power plants in the Shandong Province, one of the large thermal power generation bases in northern China. HongAo Power's technologies are also expandable to other areas.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft's acquisition strategies, timing of development projects and efforts to achieve business growth, improvement on profit margin and anticipated revenue growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release

Contact:
Pansoft Company Limited
Allen Zhang
Chief Financial Officer
Phone: +86-531-8887-1159
Email: allen.zhang@pansoft.com

CCG Investor Relations Inc.
Mr. Crocker Coulson
President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
http://www.ccgirasia.com/